Exhibit 99.1

Market Update
May 10, 2024

AHI Shareholder Equity Compliance Update

Advanced Health Intelligence Ltd (ASX: AHI) (NASDAQ:AHI) (“AHI” or the “Company”) would like to inform the market that the Company has received a delisting notification from The Nasdaq Stock Market LLC (“Nasdaq”) regarding the Nasdaq shareholders’ equity deficiency re-compliance.

As previously notified to the ASX on November 8, 2023, the Company received a deficiency notification letter from the Listing Qualifications Staff at Nasdaq, indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(b) (the “Rule”) requiring it to maintain a minimum of US$2,500,000 in net shareholders’ equity, $35,000,000 market value of listed securities, or $500,000 net income from continuing operations.

In its Form 20-F filing with the SEC in the US for the year ended June 30, 2023, the Company reported net shareholders’ equity of AUD$2,027,882 (approximately USD$1,344,485 using the exchange rate reported by the Reserve Bank of Australia as of June 30, 2023), leaving the company with a deficiency of USD$1,155,515.

AHI has a right to appeal the delisting notification. It will look to provide Nasdaq with the plan it has already initiated to comply and request a further extension to execute the plan.

As previously announced, AHI has secured funding initiatives to address the deficiency. We have engaged with Oakley Capital for a AUD$1.957 million placement. Additionally, we are seeking shareholder approval for a US shelf offering to complement further the already announced funding arrangement AHI is undertaking. We believe that these initiatives will provide sufficient shareholder equity to meet the Nasdaq Listing Rule 5550(b) requirement. Furthermore, we have prepared the necessary F-3 registration statement to seek SEC approval for the sale of securities in the US, which we will lodge with the SEC once ASX trading is reinstated.

Nasdaq’s written notice does not affect the listing or trading of the Company’s ADSs on Nasdaq at this time, and the Company will continue evaluating its alternatives to resolve this listing deficiency.

The Chairman and Chief Executive Officer of Advanced Health Intelligence Ltd have approved this announcement.

For more information, contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech